FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

November 10, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 10, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce the content and conclusions contained in an independent Research Report entitled Could Rice Lake be the Next Red Lake Gold Mining District? (“Rice Lake Research Report”) prepared by Goldmau analyst John Lee, CFA.

Grandview management commissioned the report jointly with five other exploration companies with operations in the Rice Lake Gold Belt, in an effort to better illustrate the potential inherent in their Rice Lake Gold Belt interests. Grandview currently holds 100% interest in 11 mining claims covering approximately 234 hectares in close proximity to the Bissett Gold mine (San Antonio Mine) located on the Rice Lake Greenstone Belt, in southeastern Manitoba, approximately 80 kilometres west of the Red Lake gold mining district in Ontario. The Red Lake district has historic production of over 20 million ounces of gold, and is home to Goldcorp’s Red Lake mine – one of Canada’s largest gold mines, producing over 600,000 ounces Au per year. The Red Lake mine is one of the world’s richest gold mines and lowest cost producers.

The Rice Lake Research Report highlights and supports a direct comparison between the Rice Lake and Red Lake districts in terms of their geology and potential, and underscores the fact that the main difference between the two districts is the level of exploration money spent to develop the resource. The report estimates that over the last five years, 50 to 60 juniors were active in Red Lake and less than a dozen in Rice Lake. Moreover, the level of expenditure at Red Lake is estimated to be something in the order of more than one-hundred times that spent in the similar and geologically promising Rice Lake Belt.

And further, that the important geological similarities between the Rice Lake Belt and the Red Lake Belt make Rice Lake an ideal location for finding large, high-grade gold deposits. Only recently has a group of innovative and enterprising mining juniors (including Grandview Gold Inc) descended upon the region armed with modern exploration techniques and geological theories.

Grandview Gold Inc.

The report continued that often-times, territorial boundaries are arbitrarily drawn on the landscape and cut right through prospective geological belts. This is the case with the borders between Chile and Peru, Peru and Ecuador, and most importantly, between Ontario and Manitoba. The Rice Lake Belt is located just 80 km west of the Red Lake Mining District, and though separated by the Manitoba-Ontario border, both of these districts are located within the Uchi-Sub-province, share the same geology, have the same rock types and are cut by the same crustal fault.

Company president and CEO Paul Sarjeant is intimately familiar with greenstone geology and is excited by Grandview’s Rice Lake and Red Lake greenstone projects. In addition to the Rice Lake project, the company holds 100% interest in eight mining claims covering approximately 60 hectares in close proximity to Goldcorp’s Red Lake Mine.

“Exploration is on-going at both properties,” confirms Sarjeant, “We expect to be drilling over the winter months and continuing exploration and drilling over the summer field season.” A PDF version of the 28-page Rice Lake Research Report and details of all Grandview Gold projects are available on the Company's website at www.grandviewgold.com.

Mr. Lee is independent of Grandview and is not a qualified person as that term is defined under National Policy 43-101 Standards of Disclosure for Mineral Projects ("NP 43-101") and the Rice Lake Research Report does not qualify as nor does it require the production of an NP 43- 101 compliant technical report.

In connection with the appointment of Mr. P. Sarjeant as President and CEO the Company also announces the issuance of 500,000 incentive options. The options were issued at an exercise price of $1.00 per share expiring in five years.

Item 5.	Full Description of Material Change

November 10, 2006 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC- BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce the content and conclusions contained in an independent Research Report entitled Could Rice Lake be the Next Red Lake Gold Mining District? (“Rice Lake Research Report”) prepared by Goldmau analyst John Lee, CFA.

Grandview management commissioned the report jointly with five other exploration companies with operations in the Rice Lake Gold Belt, in an effort to better illustrate the potential inherent in their Rice Lake Gold Belt interests. Grandview currently holds 100% interest in 11 mining claims covering approximately 234 hectares in close proximity to the Bissett Gold mine (San Antonio Mine) located on the Rice Lake Greenstone Belt, in southeastern Manitoba, approximately 80 kilometres west of the Red Lake gold mining district in Ontario. The Red Lake district has historic production of over 20 million ounces of gold, and is home to Goldcorp’s Red Lake mine – one of Canada’s largest gold mines, producing over 600,000 ounces Au per year. The Red Lake mine is one of the world’s richest gold mines and lowest cost producers.

The Rice Lake Research Report highlights and supports a direct comparison between the Rice Lake and Red Lake districts in terms of their geology and potential, and underscores the fact

Grandview Gold Inc.

that the main difference between the two districts is the level of exploration money spent to develop the resource. The report estimates that over the last five years, 50 to 60 juniors were active in Red Lake and less than a dozen in Rice Lake. Moreover, the level of expenditure at Red Lake is estimated to be something in the order of more than one-hundred times that spent in the similar and geologically promising Rice Lake Belt.

And further, that the important geological similarities between the Rice Lake Belt and the Red Lake Belt make Rice Lake an ideal location for finding large, high-grade gold deposits. Only recently has a group of innovative and enterprising mining juniors (including Grandview Gold Inc) descended upon the region armed with modern exploration techniques and geological theories.

The report continued that often-times, territorial boundaries are arbitrarily drawn on the landscape and cut right through prospective geological belts. This is the case with the borders between Chile and Peru, Peru and Ecuador, and most importantly, between Ontario and Manitoba. The Rice Lake Belt is located just 80 km west of the Red Lake Mining District, and though separated by the Manitoba-Ontario border, both of these districts are located within the Uchi-Sub-province, share the same geology, have the same rock types and are cut by the same crustal fault.

Company president and CEO Paul Sarjeant is intimately familiar with greenstone geology and is excited by Grandview’s Rice Lake and Red Lake greenstone projects. In addition to the Rice Lake project, the company holds 100% interest in eight mining claims covering approximately 60 hectares in close proximity to Goldcorp’s Red Lake Mine.

“Exploration is on-going at both properties,” confirms Sarjeant, “We expect to be drilling over the winter months and continuing exploration and drilling over the summer field season.” A PDF version of the 28-page Rice Lake Research Report and details of all Grandview Gold projects are available on the Company's website at www.grandviewgold.com.

Mr. Lee is independent of Grandview and is not a qualified person as that term is defined under National Policy 43-101 Standards of Disclosure for Mineral Projects ("NP 43-101") and the Rice Lake Research Report does not qualify as nor does it require the production of an NP 43- 101 compliant technical report.

In connection with the appointment of Mr. P. Sarjeant as President and CEO the Company also announces the issuance of 500,000 incentive options. The options were issued at an exercise price of $1.00 per share expiring in five years.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 10th day of November 2006.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.